                                                                 EXHIBIT 99.5



                      FIRST RESORT SOFTWARE, INC.

                      FINANCIAL STATEMENTS
                      AS OF DECEMBER 31, 1997 AND MAY 26, 1998
                      TOGETHER WITH REPORT OF INDEPENDENT
                          PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To First Resort Software, Inc.:

We have audited the accompanying balance sheets of First Resort Software, Inc. (a Colorado corporation) as of December 31, 1997 and May 26, 1998, and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 1997 and the period from January 1, 1998 through May 26, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Resort Software, Inc., as of December 31, 1997 and May 26, 1998, and the results of its operations and its cash flows for the year ended December 31, 1997 and the period from January 1, 1998 through May 26, 1998, in conformity with generally accepted accounting principles.








ARTHUR ANDERSEN LLP





Houston, Texas
July 17, 1998

                           FIRST RESORT SOFTWARE, INC.

                                 BALANCE SHEETS
                        (In thousands, except share data)


                                                                            December 31,         May 26,
                                                                                1997              1998
                                                                           ------------       ----------
                                     ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                                                    $126           $  108
    Accounts receivable                                                           274              381
    Notes receivable                                                              152              235
    Prepaid expenses and other current assets                                      45               25
                                                                                 ----           ------
              Total current assets                                                597              749

PROPERTY AND EQUIPMENT, net                                                       275              270

OTHER ASSETS                                                                       -                 8
                                                                                 ----           ------
              Total assets                                                       $872           $1,027
                                                                                 ----           ------
                                                                                 ----           ------
                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Deferred revenue                                                             $506           $  579
    Accounts payable and accrued liabilities                                      130              170
                                                                                 ----           ------
              Total current liabilities                                           636              749

LONG-TERM OBLIGATIONS                                                             125              125

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
    Common stock, $1 par; 50,000 shares authorized; 3,000 shares outstanding        3                3
    Additional paid in capital                                                     13               13
    Retained earnings                                                              95              137
                                                                                 ----           ------
              Total stockholders' equity                                          111              153
                                                                                 ----           ------
              Total liabilities and stockholders' equity                         $872           $1,027
                                                                                 ----           ------
                                                                                 ----           ------


   The accompanying notes are an integral part of these financial statements.

                           FIRST RESORT SOFTWARE, INC.

                            STATEMENTS OF OPERATIONS
                                 (In thousands)

                                                                                                           Period from
                                                                                   Year Ended               January 1
                                                                                  December 31,           Through May 26,
                                                                                      1997                    1998
                                                                                --------------           ---------------
REVENUES:
    Software sales                                                                 $1,318               $   626
    Service contracts                                                               1,390                   685
    Other                                                                             156                    90
                                                                                  -------               -------
              Total revenues                                                        2,864                 1,401

OPERATING EXPENSES                                                                  1,704                   679

GENERAL AND ADMINISTRATIVE EXPENSES                                                   417                   322
                                                                                  -------               -------
    Income from operations                                                            743                   400

OTHER INCOME:

    Interest income                                                                    25                    12
                                                                                  -------               -------
NET INCOME                                                                        $   768               $   412
                                                                                  -------               -------
                                                                                  -------               -------



   The accompanying notes are an integral part of these financial statements.

                           FIRST RESORT SOFTWARE, INC.

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                        (In thousands, except share data)



                                                   Common Stock            Additional       Retained
                                               ---------------------         Paid in        Earnings
                                               Shares         Amount         Capital        (Deficit)      Total
                                               ------         ------         -------        ---------      -----
BALANCE, December 31, 1996                     3,000            $3            $13            $(106)       $ (90)
    Net income                                                                                 768          768
    Distributions                                                                             (567)        (567)
                                               -----            --            ---             -----        -----
BALANCE, December 31, 1997                     3,000             3             13               95          111
    Net income                                                                                 412          412
    Distributions                                                                             (370)        (370)
                                               -----            --            ---             -----        -----
BALANCE, May 26, 1998                          3,000            $3            $13            $ 137        $ 153
                                               -----            --            ---             -----        -----
                                               -----            --            ---             -----        -----



   The accompanying notes are an integral part of these financial statements.

                           FIRST RESORT SOFTWARE, INC.

                            STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                Year Ended             January 1
                                                                               December 31,         Through May 26,
                                                                                   1997                   1998
                                                                               ------------        ---------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                     $ 768                 $ 412
    Adjustments to reconcile net income to net cash
       provided by operating activities--
          Depreciation                                                                45                    66
    Changes in operating assets and liabilities--
       Accounts receivable                                                           (44)                 (107)
       Notes receivable                                                              (25)                  (83)
       Prepaid expenses and other assets                                              29                    12
       Deferred revenue                                                               49                    73
       Accounts payable and accrued liabilities                                      (17)                   25
                                                                                  ------                ------
              Net cash provided by operating activities                              805                   398
                                                                                  ------                ------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment                                              (183)                  (61)
                                                                                  ------                ------
              Net cash used in investing activities                                 (183)                  (61)
                                                                                  ------                ------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Payments on line of credit                                                       (39)                -
    Distributions to stockholders                                                   (567)                 (355)
                                                                                  ------                ------
              Net cash used in financing activities                                 (606)                 (355)
                                                                                  ------                ------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                             16                   (18)

CASH AND CASH EQUIVALENTS, beginning of period                                       110                   126
                                                                                  ------                ------
CASH AND CASH EQUIVALENTS, end of period                                           $ 126                 $ 108
                                                                                  ------                ------
                                                                                  ------                ------

SUPPLEMENTAL SCHEDULE OF NON-CASH
    OPERATING AND FINANCING ACTIVITIES:
       Accrued distribution to stockholders                                        $  -                   $ 15
                                                                                  ------                ------
                                                                                  ------                ------



   The accompanying notes are an integral part of these financial statements.

                           FIRST RESORT SOFTWARE, INC.

                          NOTES TO FINANCIAL STATEMENTS

1.     BUSINESS AND ORGANIZATION:

First Resort Software, Inc. (the "Company") is a Colorado corporation. The Company was founded and began operations in 1985. The Company develops, markets and distributes property management computer software applications and provides its licensees with implementation services and ongoing support. The Company has a client base of over 650 companies located in the United States, Canada and the Caribbean.

On May 26, 1998, ResortQuest International, Inc. ("ResortQuest") consummated its initial public offering and acquired all of the outstanding stock of the Company in exchange for cash and shares of ResortQuest common stock (the "Combination"). In connection with the Combination the stockholders have agreed to increases in salary and benefits which would have increased general and administrative expenses by approximately $42,000 and $6,000 for the year ended December 31, 1997 and for the period from January 1, 1998 through May 26, 1998, respectively. In addition, certain stockholders retained non-operating assets and assumed or retired certain liabilities that were excluded from the Combination and the purchase price for the Company was adjusted for certain working capital adjustments of approximately $15,000.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       Revenue Recognition

The Company records revenue from software sales when the software is successfully installed on the client's system.

The Company's revenue recognition policies conform to accounting principles for software revenue recognition issued by the American Institute of Certified Public Accountants ("AICPA"). For customer arrangements that include multiple elements (i.e., additional software products, postcontract customer support, or services) the contract price is generally allocated to the various elements based on Company--specific objective evidence of fair values. Revenue related to software maintenance agreements, which are generally one year in duration, is generally billed in advance and recognized ratably over the term of the maintenance contract. Customer deposits received and amounts invoiced but not yet recognized as revenue are reflected as deferred revenue in the accompanying balance sheet. These amounts are included in revenue when the relevant recognition criteria are met.

Revenues related to service elements are generally recognized as the services are provided. Should the Company enter into arrangements with customers that require significant production, modification or customization of software, the entire arrangement will be accounted for using progress to completion accounting methods prescribed by the AICPA.

       Operating Expenses

Operating expenses include salaries, benefits, communications, marketing, postage and shipping, and other costs associated with developing, servicing and marketing software.

       Cash and Cash Equivalents

For the purposes of the balance sheets and statements of cash flows, the Company considers all investments with original maturities of three months or less to be cash equivalents.

       Property and Equipment

Property and equipment are stated at cost, and depreciation is computed using the straight--line method over the estimated useful lives of the assets. Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of operations.

       Research and Development

Research and development costs, except as discussed below, are expensed as incurred. These costs consist primarily of salaries relating to the development of new products and technologies.

Generally accepted accounting principles provide that costs incurred to produce software for external sale or lease should be capitalized. Costs eligible for capitalization are those incurred after the product's technological feasibility has been established and before the product is ready for general release. The establishment of technological feasibility and the ongoing assessment of the recoverability of capitalized costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future product revenues, estimated economic life and changes in software and hardware technology. The Company incurred costs which satisfy the above criteria of approximately $149,000 and $61,000 for the year ended December 31, 1997 and for the period January 1, 1998 through May 26, 1998, and therefore these software development costs have been capitalized by the Company.

       Income Taxes

The Company has elected S Corporation status as defined by the Internal Revenue Code, whereby the Company is not subject to taxation. Under S Corporation status, the stockholders report their share of the Company's taxable earnings or losses in their personal tax returns.

       Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.     PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following (in thousands):

                                                         Estimated Useful         December 31,       May 26,
                                                          Lives in Years              1997             1998
                                                        ------------------      ---------------     ---------
       Furniture, fixtures and equipment                          5                  $ 255             $ 255
       Leasehold improvements                                     5                      9                 9
       Computer software                                          5                    149               210
                                                                                    ------            ------
                                                                                       413               474
       Less - Accumulated depreciation                                                (138)             (204)
                                                                                    ------            ------
       Property and equipment, net                                                   $ 275             $ 270
                                                                                    ------            ------
                                                                                    ------            ------



4.     LINE OF CREDIT:

The Company has a loan agreement with a bank providing a line of credit ("LOC") credit facility of $150,000, which is subject to renewal and review on an annual basis. The LOC bears interest at prime plus 1.75% and matured March 25, 1998. The LOC has subsequently been renewed with interest at prime plus 1%, maturing in March 1999. At December 31, 1997 and May 26, 1998, there was no outstanding balance on this LOC.

The owners of the Company have guaranteed the obligations and liabilities of the Company in connection with the LOC pursuant to a continuing guaranty dated March 25, 1994.

5.     COMMITMENTS AND CONTINGENCIES:

       Litigation

The Company is involved in certain legal actions arising from the ordinary course of business. Management does not believe that the outcome of such legal actions will have a material adverse effect on the Company's financial position or results of operations.

       Insurance

The Company carries a broad range of insurance coverage, workers' compensation and a business liability, business personal property, loss of business income, employee dishonesty and medical payment policy. The Company has not incurred significant claims or losses on any of its insurance policies during the period presented in the accompanying financial statements.

       Benefit Plans

The Company's 401(k) retirement plan is available to substantially all of the Company's employees. The Company's contribution to the plan is based upon a percentage of employee contributions, as defined by the plan. The cost of this plan were approximately $18,000 and $9,000 for the year ended December 31, 1997 and for the period January 1, 1998 through May 26, 1998.